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Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

December 2, 2016

VIA EDGAR

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             CollPlant Holdings Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 25, 2016
File No. 333-214188

Dear Mr. Buchmiller:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 1, 2016, relating to the Company’s Registration Statement on Form F-1 filed with the Commission on October 21, 2016, as amended on November 25, 2016 (the “Form F-1”).

The Company is concurrently publicly filing via EDGAR its Amendment No. 2 to the Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Prospectus Cover Page

1.              Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.

Response:                                        In response to the Staff’s comments, the Company has disclosed in Amendment No. 2 a price range between $5.30 and $6.30.

The Offering, page 11

2.              Please tell us why you have removed your disclosure in the first paragraph on page 12 regarding the ordinary shares that are issuable pursuant to the lease agreement you entered into on July 28, 2016 or revise your disclosure as appropriate.

Response:                                        In response to the Staff’s comments, the disclosure regarding the ordinary shares that are issuable pursuant to the lease agreement entered into by the Company on July 28, 2016 was removed because such ordinary shares have been issued.  Other instances of disclosure in the Form F-1 regarding such issuable ordinary shares have been modified to clarify the fact that such ordinary shares have since been issued.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc:	Yehiel Tal, Chief Executive Officer
Eran Rotem, Chief Financial Officer